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                                February 1, 2006


VIA FACSIMILE (202) 772-9209 AND EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20649-0308
Attention:  Elaine Wolff

         Re:      Resource Capital Corp.
                  Registration No.:  333-126517

Dear Ms. Wolff:

         In connection with the initial public offering of the shares of common stock (the "Offering") by Resource Capital Corp. (the "Company") pursuant to the above-mentioned registration statement, we are counsel to the Company.

         The Company has informed us that it intends to recirculate red herring prospectuses, in the form filed with Amendment No. 8 to the registration statement, to all investors who have expressed interest in the Offering (the "Prospective Investors"). The prospectuses will be delivered to broker-dealers tomorrow morning, who will then arrange for overnight shipment, with delivery on Friday, February 3, to the Prospective Investors.

         The underwriters for the offering have informed us that they intend to contact each Prospective Investor by phone, using a script in the following form to explain to the Prospective Investor the reason for the delivery of a new red herring prospectus:

         We are distributing a new preliminary prospectus to you in connection with the initial public offering of common stock of Resource Capital Corp. We are distributing a new preliminary prospectus to reflect (i) a change in the offering size from 10 million shares to 4 million shares and (ii) a reduction in net proceeds to the Company from $116.7 million to $29.3 million (exclusive of the exercise of the underwriters' over-allotment option).





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February 1, 2006
Page 2

         If you have any question or comments concerning the foregoing, please do not hesitate to call me at (215) 731-9450.

                                                     Sincerely yours,


                                                     /s/ Lisa A. Ernst
                                                     -------------------------
                                                     Lisa A. Ernst
                                                     Ledgewood